            ZIONS CO-OPERATIVE MERCANTILE INSTITUTION
                       2200 South 900 West
                    Salt Lake City, Utah 84137

                INFORMATION STATEMENT PURSUANT TO
          SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
               of 1934 AND RULE 14f-1 THEREUNDER

November 12, 1999

Dear ZCMI Shareholder:

     As you know, Zions Co-operative Mercantile Institution ("ZCMI") has agreed to merge with The May Department Stores Company ("May"). Following the merger, ZCMI will be a wholly owned subsidiary of May. Under the terms of the merger agreement, for each share of ZCMI common stock that you own you will receive a fraction of a share of May common stock equal to $22.50. We expect to complete the merger by December 31, 1999.

     We will send you more detailed information about the merger at a later date when we send you proxy materials for a special shareholder's meeting at which you will vote on the merger agreement. Right now, we wanted to let you know about a change to the composition of our board of directors that will take place within the next few weeks. We will reduce the size of the board to five members. Five long-time members of our current board of directors will step down from the board. Three nominees from May will join the remaining two members of the board.

     The following pages explain why this change is happening. This document also includes information about the board of directors and our executives that updates the information in the proxy statement you received in April, 1999. The Securities and Exchange Commission requires us to provide you with this information in connection with the change to the board of directors. You should read this document carefully; however, you do not need to take any action at this time.

                              Very truly yours,


                              Richard H. Madsen
                              Chairman, President and
                              Chief Executive Officer

General

     We are mailing this Information Statement to you on or about November 12, 1999, to comply with Section 14(f) of the Securities Exchange Act, and Rule 14f-l promulgated under that Act. May has provided the information about May and the May board designees. We encourage you to read this Information Statement carefully.

     ZCMI common stock is the only class of equity securities of ZCMI outstanding. Only shares of ZCMI common stock are generally entitled to vote, including in the election of ZCMI's directors, and each share of ZCMI common stock is entitled to one vote. As of the close of business on October 14, 1999, 2,209,159 shares of ZCMI common stock were issued and outstanding.

     The board of directors of ZCMI currently consists of seven directors, with a minimum of five and a maximum of 20 directors provided for under ZCMI's bylaws. Each director serves for a term of one year until the next annual meeting of shareholders and until his or her successor is duly elected and qualified.


Rights to Designate Directors and May Designees

     The merger agreement provides that we cannot complete the merger until the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") has expired or terminated. The merger agreement also provides that when the HSR Act waiting period has expired or is terminated, May automatically elects to waive all conditions to the merger (except for a condition relating to the absence of any order by any governmental entity or any statute, rule, decree, or regulation that would restrain or prohibit the merger or make completing the merger illegal). In addition, the merger agreement provides that when May makes this election, ZCMI will modify the number of directors on the ZCMI board and elect nominees designated by May so that the May nominees will constitute a majority of the board of directors. The waiting period under the HSR Act was terminated on November 5, 1999. Accordingly, May is deemed to have made the election on November 5, 1999.

     ZCMI plans to hold a meeting of its board of directors on November 19, 1999. At that meeting, the number of directors constituting the board of directors will be fixed at five, five of the current members of the board of directors will resign and the remaining two directors will elect three May designees to the board. The two current members of the board of directors who will continue as directors with the three May designees are Richard H. Madsen and Keith C. Saunders. All of these changes will become effective on November 26, 1999.

     May's designees to the board of directors are listed on the next page. Each has consented to serve as a director of ZCMI if appointed or elected. None of May's designees currently is a director of, or holds any positions with, ZCMI. To the best of May's knowledge, none of May's designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of ZCMI, nor has any such person been involved in any transaction with ZCMI or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to Securities and Exchange Commission rules and regulations other than with respect to transactions between May and ZCMI contemplated by the merger agreement.

     The name, age, present principal occupation or employment
and five-year employment history of each May designee are set forth below.
                    Principal Occupation
Name                And Employment History              Age

Richard A. Brickson Secretary and senior counsel
                    of May since 1988.  Mr. Brickson    51
                    joined May in 1973.

John L. Dunham      Vice chairman and chief financial   53
                    officer of May since November
                    2, 1999.  Mr. Dunham served as
                    executive vice president and
                    chief financial officer of May
                    from 1993 until he assumed his
                    current position.  Mr. Dunham
                    joined May in 1976.

R. Dean Wolfe       Executive vice president of         55
                    acquisitions and real estate
                    of May since 1996.  Mr. Wolfe
                    served as executive vice
                    president of real estate for
                    May from 1986 until he assumed
                    his current position.  Mr. Wolfe
                    joined May in 1972.


Corporate Governance and Board of Directors

     Board of Directors .   ZCMI's business and affairs are
managed under the authority and direction of its board of directors, currently chaired by Richard H. Madsen, president and chief executive officer. The directors are responsible for establishing broad corporate policies and for ZCMI's overall performance. The directors are not, however, involved in operating ZCMI's business on a day-to-day basis. The day-to-day management of the affairs of ZCMI is entrusted to the executive officers of ZCMI who are elected by the board of directors.

     The executive officers generally keep the board of directors advised of ZCMI's business through regular written reports, analyses, and discussions.

     The board meets on a regularly scheduled basis during the year to review significant developments affecting ZCMI and to act on matters requiring board approval. It also holds special meetings when an important matter requires board action between scheduled meetings. The board regularly invites members of senior management to board meetings to report on and discuss their areas of responsibility. The directors met six times as a full board during 1998. All directors attended all of the meetings except Messrs. Eccles and Ball who attended five meetings. During July, 1999, long-time board member, A. Blaine Huntsman, resigned from the board of directors.


     Stock Ownership of Directors.   The ZCMI directors
beneficially own, as a group, 141,645 shares of ZCMI common stock, including 32,000 shares of restricted stock, or 6.4% of ZCMI's outstanding common stock as of October 14, 1999. The directors, as a group, also hold currently exercisable but unexercised options to purchase up to an aggregate of 34,000 shares of ZCMI common stock.


     Director Compensation.   Under ZCMI's by-laws, we may pay
the expenses that a director incurs in attending meetings. Some, but not all, of the directors received reimbursement during 1998 for such expenses. Additionally, we paid a fee of $700 to each director for his or her attendance at each of the six board meetings. We also paid members of the executive committee of the board of directors an annual fee of $6,000 for their service on that committee. We paid audit committee members a fee of $400 for each audit committee meeting they attended.

     Committees.   The executive committee of the board of
directors exercises the powers of the board in the management of ZCMI's business and affairs between the board's regularly scheduled meetings. The executive committee serves as the nominating committee for the election of directors and, although there are no formal procedures for shareholders to recommend nominations, the committee will consider any recommendations from shareholders that are made. The executive committee also functions as the retirement committee and administers ZCMI's plans and retirement programs, including a review of the actuary reports, and reports to the board of directors. Also, the executive committee makes compensation recommendations to the board for all corporate officers. The executive committee met twelve times during 1998.

     The audit committee of the board, which met twice during 1998, reports to the board of directors with respect to various auditing and accounting matters, the scope of the audit procedures, the performance of the internal auditors, and accounting practices of ZCMI.


     Directors and Executive Officers.   The name, present
occupation or employment and five-year employment history of the current directors and executive officers of ZCMI are set forth below. Directors serving on the executive (*) or audit (+) committees of the board are also so identified. The stock ownership numbers are as of October 14, 1999. Except where specifically noted, each director owns less than 1% of the outstanding shares of ZCMI common stock.

Directors

R. Barry Arnold, 54, has been a director of ZCMI since 1990. He is vice president and general merchandise manager of ZCMI. Mr. Arnold beneficially owns 10,367 shares of ZCMI common stock, of which 10,000 shares are restricted stock. Mr. Arnold also holds options to purchase up to 10,000 shares of ZCMI common stock which are exercisable within 60 days but not yet exercised.

Fred S. Ball, 66, has been a director of ZCMI since 1996. He is a senior vice president of Zions First National Bank and President of CreaCtive Marketing. He previously served as president and chief executive officer of the Salt Lake Area Chamber of Commerce. Mr. Ball beneficially owns 400 shares of ZCMI common stock.

+Spencer F. Eccles, 64, has been a director of ZCMI since 1976. He is chairman, chief executive officer, and a director of First Security Corporation (a bank holding company). Mr. Eccles is also a director of Anderson Lumber Company, Union Pacific Corporation and the Salt Lake Olympic Organizing Committee. He is the beneficial owner of 7,500 shares of ZCMI common stock.

*James S. Jardine, 52, has been a director of ZCMI since 1985. He is the managing director of the law firm of Ray, Quinney & Nebeker (which acts as legal counsel to ZCMI). Mr. Jardine is also a director of Daw Technologies Inc. and is secretary to the Salt Lake Olympic Organizing Committee. Mr. Jardine beneficially owns 400 shares of ZCMI common stock.

*+Patricia Madsen, 70, has been a director of ZCMI since 1976.
She is president of Sterling Furniture Company, and beneficially owns 63,721 shares of ZCMI common stock. This represents approximately 2.9% of the issued and outstanding shares of ZCMI common stock. 1

*Richard H. Madsen, 60, has been a director of ZCMI since 1988 and is currently the chairman, president and chief executive officer of ZCMI. He was formerly chairman and chief executive officer and is currently a director of Madsen Furniture Galleries. He is also a director of Zions Bancorporation. Mr. Madsen beneficially owns 47,045 shares of ZCMI common stock, which includes 12,000 shares of restricted stock. This amount represents approximately 2.1% of the issued and outstanding shares of ZCMI common stock. Mr. Madsen also holds options to purchase up to 13,000 shares of ZCMI common stock which are exercisable within 60 days but not yet exercised.

*Keith C. Saunders, 56, has been a director of ZCMI since 1981, and is executive vice president, chief financial officer and secretary of ZCMI. Mr. Saunders beneficially owns 12,212 shares of ZCMI common stock, which includes 10,000 shares of restricted stock. Mr. Saunders also holds options to purchase up to 11,000 shares of ZCMI common stock which are exercisable within 60 days but not yet exercised.
______________________

     1    Includes 20,346 shares as to which Ms. Madsen has shared
     voting and investment power as president and a director of Sterling Furniture Company. Sterling Furniture Company competes with ZCMI in the business of selling furniture.


Executive Officers

Nancy Mortensen, 57, is the vice president-marketing of ZCMI.
Ms. Mortensen is the beneficial owner of 11,550 shares of ZCMI common stock, which includes 10,000 shares of restricted stock. Ms. Mortensen also holds options to purchase up to 10,000 shares of ZCMI common stock which are exercisable within 60 days but not yet exercised.

Darrell F. Robinette, 72, is the vice president-stores of ZCMI. Mr. Robinette is the beneficial owner of 10,743 shares of ZCMI common stock. Mr. Robinette also holds options to purchase up to 8,500 shares of ZCMI common stock which are exercisable within 60 days but not yet exercised.

All current executive officers as a group (5 persons), beneficially own 91,917 shares, or 4.2%, of ZCMI's common stock, including 42,000 shares of restricted stock.


Principal Shareholders

     The following table provides information with respect to any person known to ZCMI to be the beneficial owner (within the meaning of applicable governmental regulations) of five percent (5%) or more of any class of ZCMI's voting securities as of October 14, 1999:

                                           Amount and Nature of   Percent
Name and Address         Title of Class    Beneficial Ownership   of Class

ZCMI Reserve Trust       Common Stock      1,176,599 shares       53.3%
50 East North Temple
Salt Lake City, UT 84150

ZCMI Trust               Common Stock      113,785 shares          5.2%
35 Century Park-Way
Salt Lake City, UT 84115

Executive Compensation

     The executive committee of the board of directors furnished the following report on executive compensation in ZCMI's April
26, 1999, proxy statement:

          The executive committee acts as the compensation committee of the board of directors as to compensation of executive officers. Messrs. Madsen and Saunders do not vote on executive officer compensation matters.

          Base Salary. In assessing salaries and salary increases, the primary factors considered are: the committee's assessment of performance on the job, salaries of comparable jobs in similar size retail companies, and compensation that the committee believes will help attract, motivate and retain qualified executives.

               Chief Executive Officer Salary Action. In an effort to pay Mr. Madsen a salary more in line with the committee's view of his performance and position, Mr. Madsen was given base salary raises of 0%, 5% and 1.7% respectively in 1996, 1997, and 1998.

               Other Named Executive Officers. The other executive officers named in the summary compensation table received increases ranging between 0%, 4.8% to 5%, and 1.7% respectively in 1996, 1997, and 1998, based on subjective evaluations made by the committee in consultation with Mr. Madsen.

          Short-term Incentives. All the named executive officers participate in an annual cash bonus plan. The total of such bonuses awarded is equal to 3% of the increase or decrease in the corporation's pretax profits from year to year added to or subtracted from the previous year's bonus. Bonuses are distributed between the executive officers based on base salary and rating points determined by an officer's position
     in the corporation.   Bonuses awarded in 1996, 1997, and
     1998 amounted to $0, $80,999, and $0 respectively, for all executive officers combined. Bonuses are earned in the preceding year and paid in March the following year after company profits are determined in the second close of the company books. This is prior to audited results.

          Long-term Incentives. Stock options have been awarded based on a plan approved by shareholders in 1982 at an exercise price of $16.50 and in 1996 at an option price of $11.25.
     During the year 1996, the board approved 46,000 shares of common stock to be awarded to executive officers and 124,000 shares of common stock as stock options granted to the executive officers and key management associates of the company. There are 80,000 stock options that have not been granted.

               The committee believes that this compensation mix is in the best interests of the shareholders and supports the business and financial objectives of the organization.

          Richard H. Madsen, Chairman
          Patricia Madsen
          James S. Jardine
          Keith C. Saunders

                        Summary Compensation Table

     Set forth below is information concerning the annual and long-term compensation for services in all capacities to ZCMI for fiscal years 1998, 1997 and 1996 of ZCMI's chief executive officer and the other four most highly compensated executive officers.

                                SUMMARY COMPENSATION TABLE
                    Annual Compensation           Long-Term Compensation
Name and                                          Awards
Principal                                         Restricted
Compensation                                      Stock      Options       All
Position            Year    Salary(1) Bonus(2)    Awards     /SARS         Others(3)
Richard H. Madsen   1998    $250,900  $   -0-     $  -0-       -0-         $3,607
President & CEO     1997    $246,892  $27,996     $  -0-       -0-         $3,618
                    1996    $233,184  $   -0-     $135,000   13,000        $2,862

Keith C. Saunders   1998    $159,110  $   -0-     $  -0-       -0-         $2,310
Executive V. P.     1997    $156,262  $17,231     $  -0-       -0-         $2,322
 Secretary & CFO    1996    $150,000  $   -0-     $112,500   11,000        $1,830

R. Barry Arnold     1998    $131,403  $   -0-     $  -0-       -0-         $1,945
Vice President      1997    $129,153  $13,688     $  -0-       -0-         $1,974
                    1996    $123,800  $   -0-     $112,500   10,000        $1,594

Darrell F.          1998    $111,885  $   -0-     $  -0-       -0-         $1,694
Robinette,          1997    $109,895  $11,097     $  -0-       -0-         $1,692
Vice President      1996    $105,040  $   -0-     $ 45,000   10,000        $1,351

Nancy Mortensen     1998    $110,770  $   -0-     $  -0-       -0-         $1,769
Vice President      1997    $108,800  $10,987     $  -0-       -0-         $1,802
                    1996    $104,000  $   -0-     $112,500   10,000        $1,413

     1. Amounts shown as Salary include directors' fees, if any, paid by ZCMI, but do not include expenditures for company cars or merchandise or service discounts made available to the executive officers, or other expenses paid by ZCMI on behalf of or reimbursed to executive officers, which ZCMI believes constitute ordinary and necessary business-related expenses. All such expenses are paid or reimbursed by ZCMI in the interest of assisting those individuals to do their jobs effectively, and to attract and retain qualified personnel and clients, and do not exceed $25,000 per executive officer per year.

     2. Amounts shown as Bonus were earned in the preceding year but were not paid until March of the year indicated.

     3. Amounts shown include contributions by ZCMI to the Employee Savings Plan (a 401(k) plan open to all full-time employees of ZCMI). The named executive officers were able to contribute up to 4.00% of their annual salary and bonus (up to $150,000) to this plan in 1998, up to the IRS limitation of $10,000 and ZCMI contributed a matching amount equal to 37.5% of the executive officers' contribution.

Option Grants and Exercises

     Stock Options Granted in 1998. No stock options were granted in 1998.

               Aggregated Option-SAR Exercises in last Fiscal Year and FY-End Option-SAR Values. The table below sets out the aggregate option-SAR exercises by the named executive officers, and by all executive officers as a group, during 1998, and also sets out numbers of shares of common stock underlying currently outstanding options and the putative value of such options at fiscal year-end.

                                      Number of
                                      Securities       Value of
                                      Underlying       Unexercised
                                      Unexercised      In-the-Money
                                      Options/SARs at  Options/SARs at
               Number of              Fiscal Year-End  Fiscal Year-End
               Shares       Value           (#)              ($)
               Acquired On  Realized  (Exercisable/    (Exercisable/
Name           Exercise     ($)       Nonexercisable)  Unexercisable)

Richard
H. Madsen          -0-      $0.00          13,000         $48,750

Keith C.
Saunders           -0-      $0.00          11,000         $41,250

R. Barry
Arnold             -0-      $0.00          10,000         $37,500

Darrell F.
Robinette          -0-      $0.00          8,500          $31,875

Nancy
Mortensen          -0-      $0.00          10,000         $37,500

All Executive
Officers as a
Group (5 persons,
including those
named above)       -0-      $0.00          52,500        $196,875

# options exercisable within sixty days
                                7

Compensation/Benefit Plans.

     Compensation and benefit plans available generally for employees of ZCMI and to executive officers are as follows:

     Severance Pay Plan. Our severance pay plan is available for all associates who have worked full time for at least one year. The plan pays one week's pay for those who have worked one year but less than two years, and two weeks' pay for those who have worked more than two years.

     Retirement Plan. After one year of employment, ZCMI employees who are age 21 and older and who work 1,000 hours or more each year become participants in the our retirement plan, which is fully funded by ZCMI. When a participant retires, the benefit payable is equal to the sum of the benefit earned as of April 30, 1990, plus, commencing May 1, 1990, the total of 1% of taxable earnings for each year of credited service. The benefit for retirement prior to age 65 is actuarily adjusted for the age difference. The plan allows vesting of employer contributions after five (5) years of service.

     Benefits for the executive officers under the retirement plan consist of frozen benefits as of December 31, 1989 plus the benefit for years of service after that date under the plan formula. The "frozen" benefit calculated at December 31, 1989 for Messrs. Saunders, Arnold, and Robinette is $25,352.88, $18,999.82, and $24,409.09 respectively. For Mrs. Mortensen this amount is $13,461.69.

     The figures shown in the table below are estimated annual benefits as of December 31, 1998, based upon retirement at age 65 under the retirement plan for service after December 31, 1989.

              Annualized Retirement Plan Projection

Yearly                    Years of Service
Salary        10       15       20       25      30

$100,000   10,000    15,000   20,000  25,000   30,000
$125,000   12,500    18,750   25,000  31,250   37,500
$150,000   15,000    22,500   30,000  37,500   45,000
$200,000   20,000    30,000   40,000  50,000   60,000
$250,000   25,000    37,500   50,000  62,500   75,000

     We computed these estimated annual retirement benefits on the basis of assumed continuation of remuneration at their respective rates as received for 1991 until retirement at age 65. We do not have a supplemental retirement plan for our executive officers. Salary for purposes of the retirement plan does not include directors' fees. As of December 31, 1998 the credited years of service under the retirement plan for each of the named executive officers for purposes of the above table was nine years.

     Employee Savings Plan. Our 401(k) salary deferral plan allows covered employees to make pre-tax contributions of up to 16% of salary (but no more than $10,000 for 1998) to their plan account. To meet requirements of applicable law, highly paid employees were limited to a maximum salary deferral of 4% of salary in 1997. We contribute a matching amount equal to 50% of the eligible employee's contribution for the first 2% of pay contributed and a 25% match on amounts over 2% of pay, up to a maximum of 2% of a participating employee's salary. Covered employees have a choice of ten (10) investment plans into which they may direct their contributions and the matching employer contribution in the plan. An employee is fully vested in the employer contribution to the plan after 2 years of service. Employer matching contributions made for the benefit of the five named executive officers are reflected under "All Other Compensation" in the Summary Compensation Table.

Historical Performance of ZCMI Stock

     The following table compares the cumulative total shareholder return on a hypothetical $100 purchase of ZCMI common stock on December 31, 1993 over a five-year period, to that of a hypothetical $100 purchase of (i) Retail Department Stores stock price index, (ii) Retail Composite including department stores stock price index, and (iii) the average of the high and low stock prices of the Standard & Poor's Retail Stores Composite stock price index as of the same date. The four indices assume reinvestment of dividends.

                             [Performance Graph]
MEASURE              Base 94 Jan 95 Jan 96  Jan 97  Jan 98  Jan 99

ZCMI Common          100.00  116.68 135.77  155.14  188.40  215.10
Retail Composite     100.00   92.60  99.85  119.19  176.73  289.69
Retail DS-500        100.00   88.65 105.87  113.75  149.18  147.52
S&P 500 Index        100.00  100.53 139.40  176.12  223.51  296.13

Transactions with Management and Others

     Some of the directors and executive officers of ZCMI, members of their immediate families, and corporations and organizations of which they are executive officers or in which they or their immediate families have at least a 10% interest, are customers of, or service providers to, ZCMI. Between January 1, 1998 and December 31, 1998, these persons have had immaterial business transactions in the ordinary course of business with ZCMI, all of which were on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Compliance with Section 16 Reporting Obligations

     The directors and executive officers of ZCMI are required under the Securities Exchange Act of 1934 to file reports with the Securities and Exchange Commission evidencing their ownership of, and their current transactions in, ZCMI common stock. This is a personal obligation of the executive officers and directors. Based on information provided to ZCMI by its directors and executive officers, it appears that all directors and executive officers have timely filed these reports during 1998.

                                9